Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Goldbelt releases prefeasibility study for Inata including acceptance of environmental impact study

    TORONTO, Nov. 1 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce the completion of an independent Prefeasibility Study for the
Belahouro Gold Project in Burkina Faso, West Africa. The Study concludes that
Inata will process 633,000 ounces of gold, for an average annual gold production of 106,500 ounces of gold for the first five years. The average cash operating cost will be US$290 per ounce over a 6.1 year mine life.
    The Prefeasibility Study is based on the resources published in April,
2006. GBM Minerals Engineering Consultants Ltd. ("GBM") was the lead consultant engaged by Goldbelt to oversee completion of the Study. A technical report entitled Prefeasibility Study Report for the Belahouro Gold Mine
Project dated September 18, 2006 (the "Prefeasibility Study") has been filed on SEDAR.
    The Study is based on mineable reserves of 9.2 million tonnes of ore with an average grade of 2.15 grams per tonne calculated at an un-hedged gold price of US$550 per ounce. The Study proposes open pit mining with the ore to be processed through a conventional CIL (carbon-in-leach) plant with a design capacity of 1.5 million tonnes per annum ("mtpa"). Oxide ore will be the main mill feed for the early part of the project life, and average gold recoveries are estimated at 95% for the first four years, and 93% thereafter. The Study reports a Net Present Value of US$44 million at 5% discount rate and an
Internal Rate of Return of 28%. Total capital costs are estimated to be
US$65.8 million

    <<
    -------------------------------------------------------------------------
                             Belahouro Reserves
    -------------------------------------------------------------------------
                         Proven            Probable        Proven & Probable
             ----------------------------------------------------------------
    Deposit  Tonnage  Au   ozs      Tonnage  Au   Ozs    Tonnage  Au   ozs
              (Kt)    g/t            (Kt)    g/t          (Kt)    g/t
    -------------------------------------------------------------------------
    INATA TREND
    -------------------------------------------------------------------------
    Inata/
    Minfo    2,300   2.58  192,000  6,900   2.00  441,000 9,200  2.15 633,000
    -------------------------------------------------------------------------
    >>

    Collin Ellison, President and CEO, said "Goldbelt is very encouraged by the positive Prefeasibility Study results confirming strong economics for the
Inata Project, and we now look forward to initiating the process of bringing the Inata Project into production. With this Prefeasibility Study, having been in part compiled using test work undertaken to feasibility level standards,
Goldbelt anticipates completing a bankable Feasibility Study in early 2007. We are now focusing on laying the groundwork for the dismantling and relocation of a second-hand process plant (Brocks Creek, Australia), which was optioned for Inata. Additionally, we are working to complete our 2006 drill program at
Inata and our other Belahouro resource projects."
    Goldbelt intends to refurbish and upgrade the Brocks Creek gold plant in order to increase its processing capacity and to better suit Inata's oxide ore. The plant is currently rated for production at 1.5 mtpa. Goldbelt's
Feasibility Study will establish the final production rate, which is targeted at approximately 2.0 mtpa for gold production of 140,000 oz/year, as well as detailing the cost of upgrading the process plant. The Feasibility Study will also incorporate an updated resource statement derived from the results of
Goldbelt's current 35,000 meter drill program.
    A major component of the 2006 drill program included resource expansion drilling at Inata. GBM has identified in the Prefeasibility Study that significant potential exists to identify further resources at the Souma and
Ft Kol Trends. It is believed that mineralization controls on the Inata,
Minfo and Sayouba deposits are generally well understood, allowing effective targeting for future exploration programs including further step out drilling for the development of known resources along strike and down dip of the current Inata North, Central and South deposits.

    Current Belahouro resources as reported in Goldbelt's April 24, 2006 release are estimated as follows:

    <<
    -------------------------------------------------------------------------
                             Belahouro Resources
                       Resource Categories (at) 0.5 g/t
    -------------------------------------------------------------------------

                        Measured                             Indicated
              ---------------------------------------------------------------
                 Tonnage    Au     ozs               Tonnage     Au      ozs
    Deposit       (Kt)     g/t                        (Kt)      g/t
    -------------------------------------------------------------------------
    INATA TREND
    -------------------------------------------------------------------------
    Inata        2,480     2.6     203,000           12,544      1.8  718,000
    -------------------------------------------------------------------------
    Sayouba
    -------------------------------------------------------------------------
    Minfo                                              622       1.3   27,000
    -------------------------------------------------------------------------
    TOTAL        2,480     2.6     203,000           13,166      1.8  745,000
    -------------------------------------------------------------------------

                    Measured & Indicated                     Inferred
              ---------------------------------------------------------------
                 Tonnage    Au     ozs               Tonnage     Au      ozs
    Deposit       (Kt)     g/t                        (Kt)      g/t
    -------------------------------------------------------------------------
    INATA TREND
    -------------------------------------------------------------------------
    Inata        15,024    1.9     921,000            3,567      1.4  165,000
    -------------------------------------------------------------------------
    Sayouba                                             144      2.4   11,000
    -------------------------------------------------------------------------
    Minfo           622    1.3      27,000              347      1.2   14,000
    -------------------------------------------------------------------------
    TOTAL        15,646    1.9     948,000            4,058      1.5  190,000
    -------------------------------------------------------------------------
    >>

    Concurrent with the 2006 drill program, Goldbelt has been working with the Government of Burkina Faso on the issuance of the Mining Permit for the
Inata Gold Mine, which included an Environmental Impact Study ("EIS") for the project. The Government recently approved the EIS by issuance of a Decree from the Ministry of the Environment. Goldbelt is now awaiting final approval of the Mining Permit which is expected before the end of the year.
    GBM was responsible for the Project Management, process and engineering design; RSG Global (now part of the Coffey International group) was responsible for the mineral resource estimation. Metallurgical testwork was performed by AMMTEC; AMEC provided tailings dam, infrastructure and barrage design. Open pit optimization, mineral reserves and mining costs were provided by Orelogy Pty Ltd.; Geotechnical design parameters were prepared by George,
Orr and Associates. Michael Short and Alex Mitchell are the Qualified Persons
who oversaw the Prefeasibility Study.
    As required by National Instrument 43-101, Goldbelt has filed a technical report detailing the results of this Prefeasibility Study on SEDAR and the report is also available at the company's website www.goldbeltresources.com.
For additional information contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email to
lsandilands(at)goldbeltresources.com.

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-
    looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private
    Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

    Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;
changes in planned work resulting from logistical, technical or other factors;
the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

    The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email to
lsandilands(at)goldbeltresources.com/
    (GLDRF GLD.)

CO:  Goldbelt Resources Ltd.

CNW 10:57e 01-NOV-06